Mail Stop 4561

November 3, 2009

Jeffrey S. Davis
Chief Executive Officer
Perficient, Inc.
1120 South Capital of Texas Highway, Building 3, Suite 220
Austin, TX 78746

      Re: Perficient, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2008
                File No. 001-15169

Dear Mr. Davis:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Patrick Gilmore
                    Accounting Branch Chief